FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
March 23, 2009

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

WIMM-BILL-DANN FOODS OJSC ANNOUNCES DOUBLE DIGIT REVENUE

GROWTH FOR 2008 AND REMAINS FOCUSED ON MAINTAINING STRONG

FINANCIAL FOUNDATION

Moscow, Russia — March 18, 2009 — Wimm-Bill-Dann Foods OJSC [NYSE: WBD] today announced its financial results for the full year and the fourth quarter ended December 31, 2008.

Highlights of full year 2008:

•                  Group revenue grew 15.8% to US$2,823.6 million

•                  Gross profit increased 16.5% to US$913.0 million

•                  Operating income rose 14.6% to US$245.1 million

•                  Net income decreased 27.3% to US$101.7 million

•                  Unprecedented ruble devaluation in the latter part of 2008

•                  Underlying net income excluding foreign currency remeasurement effect increased 15.0% to US$146.0 million

•                  EBITDA(1) grew 20.1% to US$361.0 million, and EBITDA margin improved to 12.8% from 12.3%

•                  Operating cash flow rose 231.8% to US$321.2 million

•                  Free cash flow grew 227.9% to US$135.8 million

On a constant currency basis (in roubles) Revenue grew 3.2%, Operating Profit increased 28% and EBITDA rose 24% in the fourth quarter of 2008.

“Wimm-Bill-Dann achieved solid growth and profitability in 2008, a reflection of the resilience of the business, both in terms of the strength of our market position and our focus on improving the already solid fundamentals of the company,” said Tony Maher, Wimm-Bill-Dann’s Chief Executive Officer. “We continue to face the significant headwinds of the current unprecedented global economic turmoil, but despite these challenges, we achieved double-digit revenue growth across all our business segments in 2008, highlighted by the continued significant growth in our baby food segment. We also strengthened our already solid financial foundation, generating $321.2 million in operating cash flow, and recently repaid our US$130 million bond, reflecting our strong liquidity position and improving our already healthy debt levels.”

“All of our business segments continue to post solid results, with total revenue for 2008 of $2.8 billion, representing growth of 16%, all of which is purely organic. Our dairy segment delivered sales of $2.1 billion in 2008, up over 13% year-over-year. In our beverage business, we achieved

(1) Note: See Attachment A for definitions of EBITDA and EBITDA margin and reconciliations to net income.

sales growth of over 14% to $473.2 million for the year. Our baby food sales in 2008 totalled $254.5 million, an increase of 48% in comparison to 2007.”

“Our gross profit in 2008 was $913 million, up 16.5% from a year ago. EBITDA continued to show solid improvement as well for the year. We reported EBITDA of $361 million for 2008, up 20.1%, driven by top-line growth across all our business segments and tighter cost management.”

Mr. Maher concluded, “Despite undeniable challenges in the near-term, the opportunities for the company over the long-term continue to be excellent. Therefore, we remain focused on delivering on our long-term strategy and maintaining our strong financial foundation.”

Key Financial Indicators for Full Year and 4Q 2008 vs. 2007

	FY2008	FY2007	Change	4Q2008	4Q2007	Change
	US$ ‘mln	US$ ‘mln		US$ ‘mln	US$ ‘mln

Sales	2,823.6	2,438.3	15.8%	629.4	680.0	(7.4)%
Dairy	2,095.9	1,852.5	13.1%	465.9	523.7	(11.0)%
Beverages	473.2	414.1	14.3%	100.7	103.5	(2.7)%
Baby Food	254.5	171.8	48.2%	62.9	52.7	19.3%
Gross profit	913.0	783.4	16.5%	206.0	205.0	0.5%
Selling and distribution expenses	(488.1)	(387.9)	25.8%	(122.4)	(106.1)	15.3%
General and administrative expenses	(171.4)	(180.9)	(5.3)%	(34.9)	(51.4)	(32.1)%
Operating income	245.1	214.0	14.6%	51.5	45.7	12.7%
Financial expenses, net	(101.5)	(16.9)	502.4%	(65.0)	(1.4)	4382.7%
Net income (loss)	101.7	140.0	(27.3)%	(7.9)	34.4	(123.1)%
Underlying Net Income*	146.0	127.0	15.0%	32.5	28.8	12.6%
EBITDA	361.0	300.5	20.1%	78.2	71.2	9.8%
CAPEX excluding acquisitions	195.3	192.7	1.3%	36.4	65.0	(44.0)%

Dairy

Sales in the Dairy Segment increased 13.1% to US$2,095.9 million for the full year of 2008 from US$1,852.5 million in 2007. The growth was organic, driven primarily by pricing and offset by volume decline. The average dollar selling price rose 25.9% to US$1.42 per kg in 2008 from US$1.13 per kg in 2007 driven mainly by average ruble price growth — a result of launching new high-margin products. Our raw milk purchasing price grew 21.5% year-on-year in ruble terms (25.2% in US dollar terms) for the full year of 2008. In the fourth quarter of 2008, our raw milk purchasing price decreased 14.6% year-on-year in ruble terms (22.6% in US dollar terms). The gross margin in the Dairy Segment stayed almost flat at 29.1% for the full year of 2008, and improved to 28.9% in the fourth quarter from 26.9% in the same period of 2007.

* Underlying net income here and after means net income excluding foreign currency remeasurement effect and adjusted for respective tax amount.

Beverages

Sales in the Beverages Segment increased 14.3% to US$473.2 million for the full year of 2008 from US$414.1 million in 2007, driven primarily by a healthy balance of price, volume and mix. The average dollar selling price increased 9.9% to US$0.93 per liter in 2008 from US$0.84 per liter in 2007. The gross margin in the Beverages Segment decreased to 39.1% in 2008 from 39.8% in 2007, due to concentrate cost pressure in the first half of 2008. The gross margin improved to 40.7% in the fourth quarter of 2008 from 37.9% in the same period last year.

Baby Food

Sales in the Baby Food Segment increased 48.2% to US$254.5 million for the full year of 2008 from US$171.8 million last year, driven by a healthy balance of volume and price. The average selling price rose 18.4% to US$2.29 per kg in 2008 from US$1.94 per kg in 2007. The gross margin in the Baby Food Segment increased to 46.9% in 2008 from 45.1% in 2007.

Key Cost Elements

For the full year of 2008, selling and distribution expenses increased 25.8% to US$488.1 million, primarily, due to further geographic expansion and entering new markets in remote regions. Selling and distribution expenses, as a percentage of sales, grew to 17.3% in 2008 compared to 15.9% last year. General and administrative expenses decreased 5.3% to US$171.4 million in 2008. General and administrative expenses, as a percentage of sales, declined to 6.1% in 2008 from 7.4% in 2007.

Operating profit increased 14.6% to US$245.1 million in 2008. EBITDA grew 20.1% to US$361.0 million. EBITDA margin improved to 12.8% in 2008 compared to 12.3% in 2007.

For the full year of 2008, financial expenses grew 502.4% to US$101.5 million from US$16.9 in 2007. This was mainly due to currency remeasurement loss incurred in the latter part of 2008 as a result of the weakening of the ruble against the dollar, impacting mainly US$250 million syndicated loan taken out in the second quarter of 2008. In the fourth quarter of 2008, we saw unprecedented devaluation of the ruble against the dollar. The average exchange rate grew 13.2% to 27.21 rubles per US dollar in the fourth quarter of 2008 from 24.04 rubles per US dollar for the first nine months of 2008. As a result, in the fourth quarter of 2008, currency remeasurement loss amounted to US$57.5 million compared to currency remeasurement gain of US$4.1 million in the fourth quarter of 2007. Currency remeasurement loss amounted to US$61.4 million in 2008 against currency remeasurement gain of US$18.1 million in 2007. Currency remeasurement loss is not a cash item.

Our effective tax rate increased slightly to 27.8% in 2008 from 27.5% in 2007.

Net Income

Net income decreased 27.3% to US$101.7 million in 2008 from US$140.0 million in 2007.

Underlying net income excluding foreign currency remeasurement effect and adjusted for respective tax amount increased in 2008 by 15.0% year-on-year to $146.0 million, and by 12.6% year-on-year in the fourth quarter of 2008 to $32.5 million.

Debt and Cash Flows

As of the end of 2008, our net debt decreased 27.4% year-on-year to US$395.9 million, the lowest level since the first quarter of 2007.

As a result of tight working capital management, our operating cash increased 231.8% to US$321.2 million in 2008 from US$96.8 million in 2007. Free cash flow grew 227.9% to US$135.8 million in 2008. As of the end of 2008, our cash balance increased 728.8% year-on-year to US$277.3 million, which enables us to repay our short-term debt using internal funds.

Attachment A

Reconciliation of EBITDA and EBITDA margin to US GAAP Net Income

EBITDA is a non-U.S. GAAP financial measure. The following table presents reconciliation of EBITDA to net income (and EBITDA margin to net income as a percentage of sales), the most directly comparable U.S. GAAP financial measure.

	12 months ended		12 months ended
	December 31, 2008		December 31, 2007
	US$ ‘mln	US$ ‘mln	US$ ‘mln	% of sales

Net income	101.7	3.6%	140.0	5.7%
Add: Depreciation and amortization	115.8	4.1%	86.6	3.6%
Add: Income tax expense	39.9	1.4%	54.3	2.2%
Add: Interest expense	44.5	1.6%	35.0	1.4%
Less: Interest income	(6.6)	(0.2)%	(3.0)	(0.1)%
Less: Currency remeasurement (gains)/losses, net	61.4	2.2%	(18.1)	(0.7)%
Add: Bank charges	2.9	0.1%	2.9	0.1%
Add: Minority interest	2.0	0.1%	2.8	0.1%
Add: Other (gains)/losses	(0.6)	(0.02)%	0.0	0.0%

EBITDA	361.0	12.8%	300.5	12.3%

EBITDA represents net income before interest, income taxes and depreciation and amortization, adjusted for interest income, currency remeasurement gains, bank charges and other financial expenses and minority interest. EBITDA margin is EBITDA expressed as a percentage of sales.

We present EBITDA because we consider it an important supplemental measure of our operating performance.  In particular, we believe EBITDA provides useful information to securities analysts, investors and other interested parties because it is used in the “debt to EBITDA” debt incurrence financial measurement in certain of our financing arrangements.

EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as substitute for analysis of our operating results as reported under U.S. GAAP.  Moreover, other companies in our industry may calculate EBITDA differently or may use it for different purposes than we do, limiting its usefulness as a comparative measure.

EBITDA also should not be considered as an alternative to cash flow from operating activities or as a measure of our liquidity.  In particular, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business.

Consolidated Balance Sheets

(Amounts in thousands of U.S. dollars, except share data)

	December 31,
	2008	2007

ASSETS

Current assets:
Cash and cash equivalents	$277,252	$33,452
Trade receivables, net	125,453	157,608
Inventory	225,950	261,254
Taxes receivable	64,916	65,689
Advances paid	14,834	43,924
Deferred tax asset	11,828	17,479
Other current assets	14,708	13,252
Total current assets	734,941	592,658

Non-current assets:
Property, plant and equipment, net	692,277	767,654
Intangible assets	34,999	34,015
Goodwill	108,748	129,391
Other non-current assets	6,000	9,384
Total non-current assets	842,024	940,444
Total assets	$1,576,965	$1,533,102

Consolidated Balance Sheets

(Amounts in thousands of U.S. dollars, except share data)

(continued)

	December 31,
	2008	2007

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	$133,886	$130,729
Advances received	8,342	13,626
Short-term loans	66,278	98,819
Long-term loans, current portion	8,632	6,455
Long-term notes payable, current portion	159,153	300,000
Taxes payable	18,984	14,351
Accrued liabilities	33,864	51,877
Other payables	43,073	40,349
Total current liabilities	472,212	656,206

Long-term liabilities:
Long-term loans	327,157	34,631
Long-term notes payable	88,494	105,922
Other long-term payables	10,048	18,346
Deferred taxes — long-term portion	22,754	31,011

Total long-term liabilities	448,453	189,910

Total liabilities	920,665	846,116

Minority interest	11,863	13,862

Shareholders’ equity:
Common stock: 44,000,000 shares authorized, issued with a par value of 20 Russian rubles	29,908	29,908
Share premium account	164,132	164,132
Accumulated other comprehensive income:
Currency translation adjustment	(17,347)	110,171
Treasury stock	(2,881)	—
Retained earnings	470,625	368,913
Total shareholders’ equity	644,437	673,124

Total liabilities and shareholders’ equity	$1,576,965	$1,533,102

Consolidated Statements of Operations and

Comprehensive Income (unaudited)

(Amounts in thousands of U.S. dollars, except share and per share data)

	Year ended December 31
	2008	2007	2006

Sales	$2,823,564	$2,438,328	$1,762,127

Cost of sales	(1,910,528)	(1,654,879)	(1,194,159)

Gross profit	913,036	783,449	567,968

Selling and distribution expenses	(488,110)	(387,853)	(246,054)
General and administrative expenses	(171,400)	(180,922)	(134,481)
Other operating (expenses) income, net	(8,383)	(704)	(31,812)

Operating income	245,143	213,970	155,621

Financial income and expenses, net	(101,504)	(16,851)	(15,480)

Income before provision for income taxes and minority interest	143,639	197,119	140,141

Provision for income taxes	(39,898)	(54,302)	(41,560)

Minority interest	(2,029)	(2,769)	(3,197)

Net income	$101,712	$140,048	$95,384

Other comprehensive income
Currency translation adjustment	(127,518)	41,002	39,403

Comprehensive income (loss)	$(25,806)	$181,050	$134,787

Net income per share - basic and diluted	$2.31	$3.18	$2.17

Weighted average number of shares outstanding	43,993,827	44,000,000	44,000,000

Condensed Consolidated Statements of Cash Flows (unaudited)

(Amounts in thousands of U.S. dollars)

	Year ended
	December 31,
	2008	2007
Cash flows from operating activities:
Net income	$101,712	$140,048
Adjustments to reconcile net income to net cash provided by operating activities	183,035	74,489
Changes in operating assets and liabilities	36,443	(117,733)
Total cash provided by operating activities	321,190	96,804

Cash flows from investing activities:

Cash paid for acquisition of subsidiaries, net of cash acquired	(4,050)	(24,850)
Cash paid for property, plant and equipment	(189,003)	(189,049)
Cash invested in short-term bank deposits and other current assets	2,454	6,800
Other investing activities	5,195	4,058
Net cash used in investing activities	(185,404)	(203,041)

Cash flows from financing activities:

Proceeds from bonds and notes payable, net of debt issuance costs	207,473	147,909
Short-term loans and notes, net	(30,454)	(33,946)
Repayment of long-term loans and notes	(308,917)	(5,081)
Proceeds from long-term loans, net of debt issuance costs	315,579	6,778
Repayment of long-term payables	(14,445)	(18,811)
Cash paid for treasury stock acquisition	(3,014)	—
Dividends paid	(114)	(5,420)
Total cash provided by financing activities	166,108	91,429

Impact of exchange rate differences on cash and cash equivalents	(58,094)	7,950
Net change in cash and cash equivalents	243,800	(6,858)
Cash and cash equivalents, at beginning of period	33,452	40,310
Cash and cash equivalents, at the end of period	$277,252	$33,452

Note: The Company has filed 20-F for FY 2007 to the SEC. The report can be also downloaded from our web site www.wbd.com

- Ends -

For further enquiries contact:

Natalya Belyavskaya
Wimm-Bill-Dann Foods OJSC
Solyanka, 13, Moscow 109028 Russia
Phone: +7 495 925 5805
Fax: +7 495 925 5800
e-mail: belyavskayand@wbd.ru

Marina Kagan
Wimm-Bill-Dann Foods OJSC
Solyanka, 13, Moscow 109028 Russia
Tel: +7 495 925 5805
Fax: +7 495 925 5800
e-mail: kagan@wbd.ru

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to conform them to actual results. We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC was founded in 1992 and is the largest manufacturer of dairy products and a leading producer of juices and beverages in Russia and the CIS. The company produces dairy products (main brands include: Domik v Derevne, Neo, 2Bio, 33 Korovy, Chudo and more), juices (J7, Lubimy Sad, 100% Gold), Essentuki mineral water and Agusha baby food. The company has 37 manufacturing facilities in Russia, Ukraine, Kyrgyzstan, Uzbekistan and Georgia with over 18,000 employees. In 2005, Wimm-Bill-Dann became the first Russian dairy producer to receive approval from the European Commission to export its products into the European Union.

In 2008, Standard & Poor’s Governance Services assigned on WBD its governance, accountability, management, metrics, and analysis (GAMMA) score “GAMMA- 7+”. The score reflects the effective work of the Board of Directors and, in particular, the real influence of independent directors in the decision-making process and the adherence of the controlling shareholders to the highest standards of corporate governance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Dmitry V. Ivanov
	Name:	Dmitry V. Ivanov
	Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: March 23, 2009